Exhibit 99.1

NEWS RELEASE

Toronto, July 23, 2024

Triple Flag to Appoint Sheldon Vanderkooy as CEO and Director

Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX: TFPM, NYSE: TFPM) today announced that Sheldon Vanderkooy will succeed Shaun Usmar as Chief Executive Officer and Director, effective upon the departure of Mr. Usmar, who is stepping down to assume a new leadership role with a major diversified mining company. Mr. Usmar will work closely with Mr. Vanderkooy to ensure a seamless transition, anticipated to be finalized in the fourth quarter of 2024.

Mr. Vanderkooy, a founding member of the Triple Flag team since its inception in 2016, has played a pivotal role in the Company’s growth trajectory over the past eight years. As a key member of the senior management team, he has been an integral part of building Triple Flag, starting with our first investment, the Cerro Lindo silver stream. As Chief Financial Officer since 2019, he was instrumental in delivering our successful US$264 million initial public offering in 2021. His extensive background includes executive roles with First Quantum Minerals and Inmet Mining, following a partnership at a leading Canadian law firm specializing in mining M&A and financing transactions. With more than 25 years of experience in the mining sector, Mr. Vanderkooy brings a wealth of strategic insight and leadership to his new position.

Dawn Whittaker, Chair of Triple Flag Precious Metals, said:

“I am extremely pleased to announce that Sheldon will succeed Shaun as Triple Flag’s CEO. As an integral member of the Triple Flag team from day one, Sheldon is ideally equipped to build upon our significant achievements and take the Company to the next phase of growth. Over the eight years since Triple Flag’s inception, Shaun, Sheldon and the Triple Flag team have built a company that has provided a significant return on investment for our shareholders and an asset base that is diversified by jurisdiction, operator and underlying commodity, and which will provide long-term growth opportunities for many years to come. I would like to thank Shaun for his many years of strategic foresight and dedication while building a high-performing portfolio, team and company. As both a leader and mentor, Shaun has inspired a culture of collaboration and empowerment at Triple Flag, resulting in a cohesive and high-performing team who will continue to uphold his legacy. On behalf of the Board of Directors, I extend profound gratitude to Shaun for his exceptional stewardship. We are deeply appreciative of Shaun’s enduring contributions and wish him all the best for the future.”

Sheldon Vanderkooy, incoming Chief Executive Officer and Director of Triple Flag Precious Metals, said:

“I am proud to have been part of Triple Flag’s growth from a startup in the royalty and streaming space to a significant player with sector-leading GEOs growth and a track record of strong shareholder returns under Shaun’s leadership. I wish Shaun the very best for his future and will always be grateful for the opportunity to work alongside Shaun in building Triple Flag into the significant precious metals streaming and royalty company it is today. I am also excited to lead Triple Flag in my new role as CEO. The business is underpinned by a deep and talented team which I look forward to leading in continuing our track record of growth and generating strong returns for shareholders. I am highly committed to continue creating shareholder value through increasing NAV per share and cash flow per share.”

Shaun Usmar, outgoing Director and Chief Executive Officer of Triple Flag Precious Metals, said:

“It is a bittersweet moment for me as I transition away from my role as CEO of Triple Flag to one as a substantial shareholder. I am immensely proud of the company we’ve built together over the past eight years, from nothing more than a compelling idea that warranted pursuit, to the fourth-largest precious metals streaming and royalty company in the sector. The business has delivered the leading growth rate in the sector for the past seven years and is on track for our eighth consecutive year of record GEO sales, along with the second ranking by Sustainalytics amongst the 118 companies in our sector, a strong balance sheet, active deal pipeline, and further record growth in the years ahead from our diversified portfolio of 234 assets. We’ve built a great business, but our true competitive advantage has always been the exceptional team that has curated this portfolio, deal by deal. It is that combination of unshakable belief in our team and the ongoing record performance of our underlying assets that has created the conditions for me to be able to take on a new challenge. I’m forever grateful to Elliott as our founding investor and partner, our incredible team and board, our impressive mining partners, and our supportive shareholders for what we’ve built together. I’d also like to congratulate Sheldon for his well-deserved promotion. Sheldon has been key to every transaction and major milestone throughout the creation of our business, and has been my close business partner and right hand in helping shape our strategic direction. It has been a privilege to work alongside him these past eight years in building Triple Flag. His blend of integrity, impeccable commercial judgment, leadership traits and attention to detail make him the perfect successor to take Triple Flag to new heights.”

Mark Cicirelli, Director and representative of Elliott Investment Management L.P., Triple Flag’s largest shareholder, said:

“Elliott has backed Triple Flag since its establishment in 2016, and today, the Company is incredibly well positioned, with a world-class asset portfolio and a deeply talented management team. Triple Flag’s disciplined growth is the product of a highly driven, entrepreneurial, shareholder-focused culture, created by Shaun Usmar and exemplified by Sheldon Vanderkooy. We have strong confidence in Sheldon and the rest of this leadership team, and we trust them to carry forward the strategic vision laid out by Shaun, who built Triple Flag into the company that it is today. We thank Shaun for his vision and dedicated leadership over the past eight years, and we look forward to continuing to support Sheldon and the Triple Flag team, as well as achieving new heights for shareholder value creation.”

About Triple Flag Precious Metals

Triple Flag is a pure play, precious-metals-focused streaming and royalty company. We offer bespoke financing solutions to the metals and mining industry with exposure primarily to gold and silver in the Americas and Australia, with a total of 234 assets, including 15 streams and 219 royalties. These investments are tied to mining assets at various stages of the mine life cycle, including 32 producing mines and 202 development and exploration stage projects, and other assets. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Contact Information

Investor Relations:

David Lee

Vice President, Investor Relations

Tel: +1 (416) 304-9770

Email: ir@tripleflagpm.com

Media:

Gordon Poole, Camarco

Tel: +44 (0) 7730 567 938

Email: tripleflag@camarco.co.uk

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes” or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this news release includes, but is not limited to, statements with respect to the transition of the Company’s Chief Executive Officer and an incoming board director. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this news release is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this news release is also based upon a number of assumptions, including the ongoing operation of the properties in which we hold a stream or royalty interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies; that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest continue without further interruption through the period; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk Factors” in our most recently filed annual information form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition, we note that mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in the forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of this news release and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

Cautionary Statement to U.S. Investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Triple Flag has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, Triple Flag is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this press release may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC.

Technical and Third-Party Information

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag and on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.

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